SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3352	kwallach@stblaw.com

June 5, 2009

VIA EDGAR

Re:	AGA Medical Holdings, Inc. – Registration
Statement on Form S-1, File No.: 333-151822

Russell Mancuso
Jay Mumford

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010

100 F Street, N.E.
Washington, D.C.  20549

Dear Messrs. Mancuso and Mumford:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 12, 2008 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on June 20, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed on August 8, 2008, Amendment No. 2 to Registration Statement on Form S-1 filed on September 10, 2008, Amendment No. 3 to Registration Statement on Form S-1 filed on October 10, 2008 and Amendment No. 4 to

Registration Statement on Form S-1 filed on November 24, 2008  (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 5 to the Registration Statement (“Amendment No. 5”), which reflects these revisions and generally updates financial and other information.

Set forth below are the Company’s responses to the Staff’s comments as set forth in the comment letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.  Unless otherwise noted, page references in the text of this letter correspond to the pages of Amendment No. 5.

Risk Factors, page 10

Contractual Obligations, page 63

1.                                       We note your response to prior comment 2.  With future amendments to your filing, please provide us updates regarding the status of your discussions with Mr. Amplatz.  If there has been no progress, please also tell us the reasons for the delay.

The Company respectfully submits to the Staff that, since the last filing of the Registration Statement in November 2008, the Company has received neither any response from Mr. Amplatz to the Company’s further clarifications of its position nor any further inquiries from him.  Accordingly, the Company does not believe that additional discussions with Mr. Amplatz on this matter will be necessary. Notwithstanding, the Company respectfully advises the Staff that it will continue to update the Staff if any additional discussions with Mr. Amplatz take place.  In addition, as disclosed in the Registration Statement and advised to the Staff in prior letters, Mr. Amplatz in his requests for information has never made any claim in relation to any potential or actual breach by the Company of the royalty agreements, and the Company believes that any such claim by Mr. Amplatz, even if made, would be without merit and not material, and would not challenge the Company’s right to sell or market any of its devices.

Other Studies, page 84

2.                                       Please clarify the implications of receiving “conditional” approval for your clinical study.

The Company respectfully advises the Staff that the FDA has given approval to commence clinical trials, but completion of such clinical trails is subject to satisfaction of certain conditions, which is not an atypical requirement.  These conditions involve, for example, the method of analysis of the results.  Conditional approval allows the clinical trial to commence but requires the specified conditions to be satisfied before completion of the clinical trial.  The Company has revised the disclosure in response to the Staff’s comment.  Please see page 87 of Amendment No. 5.

Compensation Determination Process, page 108

3.                                       Please expand your disclosure provided in response to prior comment 3 to address each named executive officer.  Also:

•                  clarify what you mean by your disclosure that a payment is “competitive” with the disclosed percentile; and

•                  with a view toward clarified disclosure, please tell us the extent that the compensation you paid was above or below the disclosed percentile.

The Company respectfully advises the Staff that the Company’s former Chief Executive Officer, Mr. Gougeon, and the Company’s General Counsel, Mr. Lund, were not included in the compensation consultant’s report because Mr. Gougeon had ceased to be an executive officer before the consultant’s study was finalized and Mr. Lund was an independent contractor at the time of the study.  The Company has revised the disclosure to include this information.  Please see page 113 of Amendment No. 5.

The Company respectfully advises the Staff that the Company has revised the disclosure to clarify that “competitive” means the payment is consistent with the disclosed percentile, and the Company has also revised the disclosure to clarify the extent that the compensation paid was above or below the disclosed percentile.  Please see pages 113-114 of Amendment No. 5.

Annual Cash Incentive Payments, page 111

4.                                       Given your response to prior comment 4 that your objectives determine the bonus pool, it remains unclear how you conclude that those objectives are not a material element of your compensation program.  It continues to appear that you should disclose your quantitative targets or alternatively tell us why you believe disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Regulation S-K Item 402(b).

In response to the Staff’s comment, the Company has disclosed the quantitative targets. Please see page 116 of Amendment No. 5.

5.                                       We note the last sentence of your response to comment 4.  It appears that you have changed the Summary Compensation Table but not the following table.  Please tell us the reasons for the inconsistency, including an analysis of relevant authority regarding whether your awards are plan-based.

The Company respectfully advises the Staff that the Company reversed the change previously made in the Summary Compensation Table included in Amendment No. 4 by including the amounts of annual cash incentive payments under the column titled “Non-Equity Incentive Plan Compensation.”  Please see page 122 of Amendment No. 5.

Principal and Selling Stockholders, page 131

6.                                       We note revisions in response to prior comment 6.  Please revise to avoid repetitive and complex disclosure in your table and footnotes and instead identify clearly and concisely the individuals who beneficially own your shares.

The Company respectfully advises the Staff that most of the detailed information disclosed in the table and footnotes has been provided in response to comments from Staff, in particular, comment #55 from comment letter dated July 17, 2008, comment #28 from comment letter dated August 26, 2008 and comment #12 from comment letter dated September 25, 2008.  The Company, however, acknowledges the Staff’s comment and has revised such disclosures in response.  Please see pages 137-140 of Amendment No. 5.

7.                                       Please provide us your calculations of how you determined that the numbers in clause E of Footnote 1 reconcile with footnotes 18 and 20 to 23 as you describe in your response to prior comment 7.  It does not appear that the amounts in these other footnotes equal the amounts in clause E of Footnote 1.

The Company has revised the disclosures in response to the Staff’s comment. Please see page 139 of Amendment No. 5. The total number of shares in clause (E) of footnote 1 is 1,689,776, after giving effect to the conversion of each share of Series A preferred stock into 1,000 shares of our common stock, as stated on the explanatory paragraph prior to the table, which number is equal to the total number of shares held by the stockholders referenced in footnotes 19 and 21 to 24 of Amendment No. 5 (formerly footnotes 18 and 20 to 23) as shown in the table below.

Footnote	Name	Aggregate common shares
19	Joelle Kayden	125,344
21	Lauren Melkus	125,344
22	Stacey Bellet	62,672
22	Suzanne Bellet-Price	62,672
23	Select Global Investors, L.P.	313,744
24	Jeffrey Jay	1,000,000
	Total	1,689,776

* * * * * * *

We are grateful for your assistance in this matter.  Please call me (212-455-3352) or John B. Tehan (212-455-2675) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,

/s/ Kenneth B. Wallach
Kenneth B. Wallach

cc:	Securities and Exchange Commission
Brian Cascio
Jeanne Bennett

AGA Medical Holdings, Inc.
John R. Barr
Ronald E. Lund, Esq.